

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2015

Via E-mail
Walter L. Fitzgerald
Manager
CenterPoint Energy Transition Bond Company II, LLC
1111 Louisiana
Suite 4655B
Houston, Texas 77002

> Re: **CenterPoint Energy Transition Bond Company II, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 333-121505**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Body of Form 10-K

Item 15

1. We note that you list the Form of the transition bonds (included in Exhibit 4.2 hereto) as Exhibit 4.2 and incorporate by reference to Exhibit 4.2 to Registrant's Form 8-K (File Number 333-121505), filed on December 16, 2005. The Form 8-K referenced, however, does not include an Exhibit 4.2. Please confirm, if correct, that this language should be revised to read Exhibit 4.3 and that this language will be corrected in future filings. See Item 10(d) of Regulation S-K.

Exhibit 31.1

2. We note your certification does not follow the specific form and content provided in the Division of Corporation Finance's Revised Statement on Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 dated February 21, 2003 ("Staff Revised Statement"). Specifically, the title of your certification includes language that is not part of the Staff Revised Statement and should only state "Certification," and your introductory sentence includes the title of the certifying individual. The certification must be given by a natural person in his or her individual capacity, although the title of that person in the organization of which he or she is an officer may be included under the signature. Please confirm that in future filings, the certification you file will conform to the specific form and content provided in the Staff Revised Statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel

cc: Monica Karuturi, CenterPoint Energy Transition Bond Company II, LLC
Timothy S. Taylor, Baker Botts LLP